Exhibit 99.1

[LEJU HOLDINGS LIMITED LETTERHEAD]

LEJU HOLDINGS LIMITED

(Incorporated in the Cayman Islands with limited liability)

(NYSE Ticker: LEJU)

Notice of Annual General Meeting

to be held on November 18, 2016
(or any adjourned or postponed meeting thereof)

NOTICE IS HEREBY GIVEN that an annual general meeting (the “AGM”) of Leju Holdings Limited (the “Company”) will be held at Room 1120, 11/F, Yinli Building, No. 383 Guangyan Road, Shanghai, the People’s Republic of China on November 18, 2016 at 10:00AM (local time).  No proposal will be submitted to shareholders for approval at the AGM. Instead, the AGM will serve as an open forum for shareholders and holders of the Company’s American depositary shares (“ADSs”) to discuss Company affairs with management.

The Board of Directors of the Company has fixed the close of business on November 4, 2016 (Eastern Daylight Time) as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of the AGM or any adjournment or postponement thereof.

Holders of record of the Company’s ordinary shares, par value US$0.001 per share (the “Ordinary Shares”), at the close of business on the Record Date are entitled to attend the AGM and any adjournment or postponement thereof in person.  Holders of the Company’s ADSs are welcome to attend the AGM in person.

Shareholders and ADS holders may obtain a copy of the Company’s annual report on Form 20-F, free of charge, from the Company’s website at http://ir.leju.com, or by writing to Annie Huang, Leju Holdings Limited, 15/F Floor, Shoudong International Plaza, No.5 Building, Gungqu Home, Dongcheng District, Beijing 100022, the People’s Republic of China, or by email to ir@leju.com.

By Order of the Board of Directors,
Leju Holdings Limited

/s/Xin Zhou
Xin Zhou
Executive Chairman

Beijing, November 4, 2016